Fox Rothschild LLP
P.O. Box 5231
Princeton, New Jersey  08648-2311
Tel:  609-896-3600   Fax:  609-896-1469

May 29, 2009

VIA EDGAR & FEDEX DELIVERY

Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Radiant Logistics, Inc.
Form 10-K for fiscal year ended June 30, 2008
Filed September 29, 2008
Form 10-Q for fiscal quarter ended December 31, 2008
Filed February 13, 2009
File No. 000-50283

Dear Ms. Cvrkel:

We thank you for your comment letter dated April 9, 2009 (the “Comment Letter”) addressed to Radiant Logistics, Inc. (the “Company”).  The following is in response to the Staff’s Comment Letter.  Each comment is included in bold below and is numbered to correspond to the numbered paragraphs in the Comment Letter.  The Company’s responses immediately follow each comment.

Annual Report on Form 10-K for the fiscal year ended June 30, 2008
Management's Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations, page 22
Fiscal year ended June 30, 2008 compared to fiscal year ended June 30, 2007, page 22
Overview, page 22

1.
We note your presentation of adjusted EBITDA.  If management believes that a credit agreement is a material agreement, that the covenant is a material term of the credit agreement and that information about the covenant is material to an investor's understanding of the company's financial condition and/or liquidity, then you should disclose those facts in addition to your presentation of the measure as calculated by the debt covenant in the liquidity section of MD&A.  You should also discuss the following:

May 29, 2009

-	the materiality of the credit agreement and the covenant;
-	the amount or limit required for compliance with the covenant; and
-	the actual or reasonably likely effects of compliance or non-compliance with the covenant on the company's financial condition and liquidity.

Discussion of the non-GAAP financial measure for other purposes would not be permitted unless otherwise allowable under Item 10(e) of Regulation S-K.  Please refer to Questions 10 and 14 of "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," prepared by Staff Members in the Division of Corporation Finance, U.S. Securities and Exchange Commission, dated June 13, 2003 and revise future filings appropriately.

The Company uses the non-GAAP financial measurement of “adjusted EBITDA” as its credit agreement includes a financial covenant of funded debt to adjusted EBITDA of not more than 3.25.  The Company believes that the disclosure of adjusted EBITDA is particularly material to its investors’ understanding of the Company’s financial condition and liquidity as the Company’s ability to generate adjusted EBITDA ultimately limits the amount of debt that it may carry and is a good indicator of its financial flexibility and capacity to complete additional acquisitions in compliance with the credit agreement.  A violation of this covenant in the credit agreement would greatly limit the Company’s financial flexibility, reduce available liquidity, and absent a waiver, could give rise to an event of default under the credit agreement.  For the forgoing reasons, the Company believes that the credit agreement is material to its operations and that adjusted EBITDA is important to an evaluation of the Company’s financial condition and liquidity.  As requested, the Company will revise its future filings to reflect the forgoing.

Executive Compensation, page 33

2.
We refer to footnotes 6 on page 33 and 8 on page 34.  Please tell us the nature and business purpose of the December 2005 agreement that resulted in the amortization of moving expenses over multiple fiscal years.  Your response should include how you originally accounted for such expenses, the original amount of the expenses, why it is appropriate to amortize the expenses, and tell us over how many years such amortization will continue.  Please include specific references to the relevant technical accounting literature which supports your conclusions in your response.

May 29, 2009

As part of negotiations to secure the employment services of Mr. Dan Stegemoller, on December 1, 2005 Airgroup Corporation issued a note receivable in the amount of $200,000 to Mr. Stegemoller representing funds for Mr. Stegemoller to move from Phoenix, AZ to Seattle, WA as well as additional incentive to accept the Company’s employment offer.  The agreement was that Mr. Stegemoller’s note would accrue interest and be forgiven over a five year period on each anniversary date at a rate of 20% per year.  The note receivable will be fully amortized on December 1st, 2010 assuming Mr. Stegemoller continues his employment.

Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-6

3.
Please refer to the line item "Payment to former shareholders of Airgroup" under financing activities in the amount of $500,000 during the fiscal year ended June 30, 2008.  Based on your disclosures in note 4 – it appears this payment was part of the cash consideration paid for the acquisition of Airgroup.  If so, we are unclear as to why you have classified this payment as a financing activity rather than an investing activity.  Please advise and/or revise to properly classify this amount in investing activities in accordance with paragraph 15 of SFAS 95.

In connection with the recording of initial transaction in January of 2006, the  Company recognized the $500,000 obligation to the seller to be paid on the second year anniversary of the closing of the transaction and reflected this obligation as long-term debt on the balance sheet and a source of financing on the cashflow statement.  The disbursement of funds reflected on the cashflow statement for the year ended June 30, 2008 reflected the satisfaction of this obligation. This presentation is consistent with financing activities in accordance with paragraphs 19 (b) and 20 (b) of SFAS 95.

Notes to the Consolidated Financial Statements, page F-8
General

4.
We note from page 23 that the company generates domestic and international transportation revenues.  We further note that the company is involved in several different revenue streams with the acquisitions of Adcom and Airgroup.  Please tell us to what extent you considered the existence of newly acquired operating segments with regards to recent business combinations.  Refer to SFAS 131 and advise.  Furthermore, notwithstanding the above, please revise future filings to include the disclosures required by paragraphs 36 through 39 of SFAS 131.

May 29, 2009

Upon the acquisition of Adcom, the Company considered SFAS 131 and concluded that no separate reportable operating segment exists.  Adcom is similar to Airgroup, sells the same products, and its business model is identical to Airgroup’s.  In addition, the back-office operations historically supporting the Adcom operations are being eliminated with all business being managed from a single operating system and management team in Bellevue, Washington.  Finally, the Company does not break out separate revenue streams generated from the Adcom transaction for internal management analysis nor external financial reporting.  As requested, the Company will revise future filings to include the disclosures contemplated in paragraphs 36 through 39 of SFAS 13 as appropriate.

Note 2 – Summary of Significant Accounting Policies, page F-9
j) Revenue Recognition and Purchased Transportation Costs, page F-11

5.
According to your revenue recognition footnote, we note that revenue from freight forwarding and export services is recognized at the time freight is tendered to the direct carrier at origin and that direct expenses associated with the cost of transportation are accrued concurrently.  We also note that at the time revenue is recognized on a shipment, you record costs related to that shipment based on the estimate of total purchase transportation costs.  In this regard, it appears that you may be recognizing revenue in advance of performance and costs prior to being incurred.  Further, it is unclear to us how your revenue recognition policy complies with any of the acceptable methods outlined in EITF No. 91-9.  Please tell us how your revenue and related expenses recognition policy complies with one of the acceptable methods prescribed in EITF No. 91-9, which provides that recognition of freight revenue should occur when shipment has been completed and expenses are incurred.  We may have further comment upon receipt of your response.

The Company’s revenue recognition policy complies with method No. 2 of EITF No. 91-9.  As a non-asset based logistics provider, the Company has substantially completed all work that is required in connection with the recognition of the revenue at the time it tenders the freight to the underlying asset-based carrier.  The underlying asset-based carrier is the service provider actually responsible for delivering the goods and would more likely have its revenue recognition policy tied to the ultimate delivery.

By way of further background, EITF No.91-9 was written primarily to provide revenue recognition guidelines for motor carriers and other asset-based transportation providers that are responsible for the physical delivery of product to customers. As a non-asset based logistics provider, the Company has completed the work that is required in connection with its recognition of the revenue (i.e. the selection of, and the ultimate tender of the freight to, the underlying asset based carrier to execute the physical movement of the goods).  Simplistically, the Company could be considered a “travel agent for freight”. The Company derives its revenues principally from domestic and international freight forwarding services using a wide range of transportation modes, including air, ocean, truck and rail. As a non-asset based carrier, the Company does not own or lease aircraft, ships or heavy-duty trucks. Rather, the Company generates its revenues by purchasing transportation capacity from independent air, ocean and overland transportation providers and reselling that capacity to its customers.

May 29, 2009

Revenue and cost of services derived from the Company's air, ocean and overland freight forwarding services are recognized at the time the freight departs the terminal of origin (i.e. tendered to the underlying asset based carrier), one of the methods authorized by Emerging Issues Task Force ("EITF") Issue No. 91-9, Revenue and Expense Recognition for Freight Services in Process.  This method generally results in recognition of revenues and gross profit earlier than methods that do not recognize revenues until a proof of delivery is received. Note, however, that the Company's consolidated results of operations would not have been materially different if one of the other acceptable methods under EITF 91-9 had been applied.

Note 4 – Acquisitions – Airgroup, page F-13

6.
Reference is made to your disclosure regarding the adjustment of $1.4 million to reduce the estimate of accrued transportation costs resulting in the recognition of $1.4 million in other income.  Please explain to us in further detail the nature, facts and circumstances surrounding the adjustment, including why you believe it was appropriate to reduce the estimate during the quarter ended December 31, 2007.  As part of your response, tell us the amount that was originally booked and how you calculated or determined the requirement at time of acquisition and as of December 31, 2007.  We may have further comment upon receipt of your response.

The Company acquired Airgroup Corporation (“Airgroup”) in January of 2006 in a stock based transaction.  There were approximately $5.0 million of contingent (estimated) liabilities reflected as accrued transportation costs at the date of acquisition.

By way of background, the initial recording of revenue and estimated transportation costs associated with a particular shipment is initiated as a result of transactional activity entered into the Company’s operating system by each of Airgroup’s 40 independent stations across North America.  These estimated costs of purchased transportation are held as estimated liabilities until the underlying invoice is received from the asset-based carrier and “matched” to the transaction originally accrued.

May 29, 2009

Although most invoices are received on a timely basis, there can be significant delays in the processing of a specific invoice depending on (1) the facts and circumstances surrounding a particular shipment and/or (2) the efficiency of the service provider’s back-office and their ability to generate an invoice.  In some cases, the Company never receives an invoice for previously accrued transportation costs.

Airgroup’s predecessor management team, based on their years of experience and desire to be conservative, had historically carried these “orphaned” accrued transportation costs for an extended period of time (in some cases five or more years) before clearing them to earnings.

With the benefit of operating experience at Airgroup, management believes that a one year horizon was more appropriate in managing the “orphaned” accruals as the preponderance of any invoices to be received will be presented to the Company for payment within 12 months of the service being provided. As of December 31, 2007, there was approximately $1.4 million in “orphaned” liabilities that originated prior to January 1, 2006 (acquisition date) for which no invoice had been received.  The Company required two years of operating experience to draw the conclusion with respect to an appropriate time horizon.

In accordance with SAB.T.2A7, Loss Contingencies Assumed in a Business Combination (SAB No. 92), the adjustment of the contingent liability was recognized as an element of net income.  Management believes the best presentation of this non recurring income item will be to reflect the adjustment amount as “Other Income - Other” rather than include it as part of Income from Operations.

Note 6 – Acquisition of assets – Automotive, page F-14

7.
Reference is made to the Asset Purchase Agreement with Mass.  It appears that although you refer to the acquisition as an asset purchase, it is actually an acquisition of a business for which you have accounted for under purchase accounting.  If so, please revise your notes in future filings to clarify this.  If this was not an acquisition of a business, please explain in detail as to the reasons why.

The Company confirms that this was the purchase of a business structured as a purchase of assets rather than as a purchase of stock.  As requested, the Company will revise its future SEC filings to clarify this point.

May 29, 2009

Note 7 – Variable Interest Entity, page F-15

8.	We refer to the following disclosures located in your annual report:

•	The first paragraph on page 39 states that your CEO, Mr. Bohn Crain, has an ownership interest in RLP that entitles him to the majority of profits and distributable cash from RLP.
•	The second paragraph on page 39 states that Airgroup will receive a 40% share of profits and losses from RLP and Radiant Capital will receive 60% of such profits or losses.
•	Note 8 on page F-15 states that Radiant Capital's ownership interest in RLP entitles it to the majority of profits and distributable cash from RLP.

Given the statements included in your Form 10K, it is unclear to us why the company is the primary beneficiary under FIN46(R) and thereby consolidates RLP.  In this regard, please explain to us and revise your notes in future filings to disclose in greater detail, why you believe it is appropriate to consolidate RLP under FIN46(R).  As part of your response to us, please provide us with your analysis for determining RLP as a variable interest under FIN46(R).  We may have further comment upon receipt of your response.

In determining if variable interest entities should be consolidated in accordance with FIN46(R), business enterprises are required to assess a number of factors including the relative economic interests in the variable interest entity.  In the case of RLP, notwithstanding the 60/40 ownership percentages, Airgroup provides additional back-office services to RLP allowing RLP to provide freight forwarding services along with the balance of Airgroup’s 40 locations across the U.S.  Airgroup receives payment for services it provides to RLP.  These services include, but are not limited to, technology, working capital management, credit and collection and transportation procurement.  As a result of these service fees, the majority of the economic benefit of RLP flows to Airgroup.

Further, RLP does not have the financial wherewithal to operate without the financial support of the Company.  As provided in paragraph 5 of FIN 46(R), this element of subordinated financial support for the benefit of RLP provides further support for the characterization of RLP as a Variable Interest Entity.

Finally, because Mr. Crain, the CEO of the Company, is also the owner of the 60% interest in RLP, pursuant to paragraph 16(c) of FIN 46(R), RLP is to be included in the consolidation.

May 29, 2009

9.
Assuming consolidation for RLP is appropriate, please clarify for us and in future filings, your accounting treatment for the minority interest and explain why minority interest is presented as an asset on the face of your balance sheet as of June 30, 2008.  As part of your response, please tell us how you have considered the guidance prescribed in paragraph 15 of ARB 51.  Refer to ARB 51 and please advise us of your accounting treatment.

In the case of RLP, the minority interest is actually held by the majority owner (and managing member), Radiant Capital Partners, LLC (“RCP”), which owns 60% of the Variable Interest Entity.  Pursuant to RLP’s Operating Agreement, both RCP and Airgroup are subject to future capital calls in proportion to their respective capital accounts.

Although RCP’s share of the cumulative deficit for RLP was immaterial at June 30, 2008 ($24,784 of $41,307) and December 31, 2008 ($26,931 of $44,885), RLP returned to profitability for the quarter ended March 31, 2009 with RCP’s share of cumulative deficit for RLP being preliminarily reduced to ($5,451 of $9,106). This trend of profitability is expected to continue moving forward.

Setting aside the concept of materiality, ARB 51 – paragraph 15 states the following:

In the unusual case in which losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interests should be charged against the majority interest, as there is no obligation of the minority interests to make good on such losses.  However if future earnings do materialize, the majority interest should be credited to the extent of such losses previously absorbed.

Notwithstanding ARB 51, in the case of RLP, RCP is actually the majority owner (and managing member) and subject to future capital calls in proportion to their respective capital accounts.

In summary:  (1) the accumulated deficit capital accounts to date are immaterial; (2) the business of RLP has returned to profitability and the accumulated deficit is reversing; and (3) RCP would fund its proportionate share of any capital call to restore the capital accounts of RLP if necessary.

May 29, 2009

Note 12 – Contingencies, page F-18

10.
We refer to the disclosure of multiple lawsuits in progress on page 17.  Please revise your notes in future filings to disclose your legal proceedings and amounts, if any, you have accrued in your financial statements for these contingencies under SFAS 5.  If you have not accrued any amounts, please explain why.  In future filings, please revise your disclosures to include the damages sought in each case, if known.

As requested, the Company will revise its disclosure in future filings.

Note 16 – Valuation and Qualifying Accounts, page F-23

11.
We note that the company had large write-offs and charges to expense for the allowance for doubtful accounts during your fiscal year ended June 30, 2008.  Please tell us, and revise future filings to disclose, the underlying reason(s) for the significant charges and write-offs.

The Company’s policy for calculating the allowance for doubtful accounts balance is to write off 25% of receivables aged 61 – 90 days, 50% of receivables aged 91 – 120 days, and 100% on receivables aged greater than 120 days along with any additional specific reserves which may be required from time to time based on the specific facts and circumstances.  In addition, within the context of its overall business model, the Company requires its stations to maintain a bad debt reserve with the Company to absorb bad debts from customer accounts attributed to the agent stations.  From time to time, agent stations may incur charges against their bad debt reserves which more than off-set the amounts held in the reserve account creating an amount due the Company from the specific station. Management also reviews these accounts and makes specific reserves when and if the collectability of these amounts is doubtful.

The increase in the allowance for doubtful accounts for the fiscal year ended June 30, 2008 was a result of several factors.  In November 2007, Radiant purchased assets from Mass to accelerate the development of its Automotive Services Group.  In the fiscal year ended June 30, 2008, the Company noted an increased difficulty in getting paid from its automotive customers, thus resulting in an increase in the allowance for doubtful accounts based on the Company’s policy.  In addition, the Company’s New York, Chicago and Miami stations came under financial stress, generated significant bad debt charges in excess of their bad debt reserves, and ultimately exited the network.  The bad debt losses associates with the demise of these locations also contributed to the increase in the allowance for doubtful accounts.  As requested, the Company will revise its future filings accordingly.

May 29, 2009

Quarterly Report on Form 10-Q for the quarter ended December 31, 2008

General

12.	Please address our comments on the company's annual report on Form 10K, in future quarterly reports on Form 10-Q, where applicable.

As requested, the Company will incorporate its responses to the comments to its Form 10K into future Fornm 10-Q’s where applicable.

Condensed Consolidated Balance Sheets, page 3

13.
We note the line item "Due to former Adcom Shareholder."  It appears this amount represents the present value of possible earn out payments detailed on page 35.  We further note on page 34 that certain amounts are under dispute with Mr. Friedman, the former Adcom shareholder, and that the company has fully reserved for these amounts.  Please clarify for us and in the notes to your financial statements whether the amounts fully reserved represent the balance sheet line item "due to former Adcom shareholder" or if other amounts are in dispute.  Furthermore, please disclose the nature of the dispute and amounts accrued under SFAS 5.

In connection with the Adcom acquisition, in addition to the base purchase price the Company agreed to pay Mr. Freidman (1) the amount of Closing Date working capital in excess of $555,000, subject to certain adjustments, and (2) the value of certain other assets which were not included in the base purchase price.  The initial values attributed to items (1) and (2) above were recorded as liabilities referenced as “Due to former Adcom Shareholder” based on the closing balance sheet prepared by an independent accountant selected by Mr. Friedman.  The Company has challenged certain of the computations of the excess working capital as prepared by the independent accountant.  The amounts as accrued represent 100% of the amounts Mr. Freidman believes are due him as reflected in the work product of the independent accountant.  If the Company is able to sustain its position in arbitration, the liabilities will be reduced with a corresponding reduction in goodwill.  In accordance with SFAS 5, the Company has recorded the liability associated with this loss contingency.

Management's Discussion and Analysis of Financial Condition and Results of Operations,

Results of Operations, page 23
Basis for presentation, page 23

May 29, 2009

14.
You indicate that the results of operations is presented utilizing a combination of historical and where applicable, pro forma information.  We also see that your discussion of changes in historical results of operations is supplemented by a discussion of changes in pro forma results of operations.  We believe you should also provide a table with the historical operating results of the company the business acquired prior to the date of combination alongside your proforma results as it provides the reader with a better understanding of how your pro forma results were derived.  Further, please tell us, and revise future filings to disclose, how the pro forma financial data is derived.  Specifically, you should clearly disclose the difference between the historical and pro forma amounts and clarify the Adcom acquisition is the only transaction reflected in such pro forma results.  Please advise and revise future filings appropriately.

The Company organizes its MD&A disclosure to first provide a narrative discussion of the “actual” reported results for the Company for the comparative three month and year-to-date periods.  In this format, for the three and six months ended December 31, 2008, the three month period includes a full three months of the activity of the base business plus the full three months of activity for Adcom.  For the six months ended December 31, 2008, the six month period includes a full six months of the activity of the base business but only four months of activity for Adcom (i.e. September – December).  By contrast, the pro forma presentation presents the data “as if” Adcom had been part of the consolidated entity for the full period presented.  As presented on a pro forma basis, for the six months ended December 31, 2008, the six month period includes a full 6 months of the activity of the base business plus a full six months of activity for Adcom (i.e. July – December).  The information used for Adcom is based on its historical results.

Using this format, the Company provides pro forma analysis that allows the reader to better understand how the newly combined business has performed on a year-over year basis as compared to the year-over year “actual” results which does not allow for such a comparison.  As requested, the Company will clarify future filings to further explain how the pro forma financial data is derived.

Supplemental Pro Forma Information, page 26

15.
Reference is made to the financial information presented in the table on page 27.  Although you state that the table compares certain pro forma and unaudited condensed consolidated statements of income data, it appears that the financial results for the three months ended December 31, 2008 are the company's actual results.  In this regard, please revise future filings to clearly indicate whether the amounts represent actual versus pro forma financial data.  Each column should be clearly labeled whether the financial information is derived from pro forma or as reported data.

May 29, 2009

As requested, the Company will clearly identify whether amounts represent are actual or pro forma data.

Periodic Report on Form 8-K filed November 5, 2008

Unaudited Pro Forma Condensed Consolidated Statement of Operations

16.
It appears the pro forma financial statements were prepared based on the year-end of Radiant Logistics.  In this regard, please clarify for us and disclose in future filings, where appropriate, how the fiscal year ended June 30, 2008 historical information of Adcom was derived.

The pro forma financial statements for Adcom were derived from Adcom’s historical audited financial statements and notes for the fiscal years ended September 30, 2007 and 2006 (included as Item 9.01 (a) within the 8-K filed with the Securities and Exchange Commission on September 11, 2008) and then adjusted for the seller’s excess compensation, and amortization surrounding intangibles and deferred taxes, interests costs, and elimination of non controlling interests as detailed in the November 5, 2008 filing.  As requested, this will be clarified in future filings where appropriate

17.
We note several adjustments to the unaudited pro forma condensed consolidated statement of operations that require calculations.  For example, adjustments c) and d) reflecting amortization and taxes.  In all future filings, pro forma adjustments should be presented in a sufficient level of detail to enable the reader to understand how the amounts were calculated or determined.

As requested, the Company will clarify in future filings how pro forma data is developed and provide additional disclosure to address your comments above, as appropriate.

The requested acknowledgement is attached hereto as Exhibit A.

Thank you again for your courtesy and attention to this matter.  We are available to discuss any of the issues raised herein at any time.  Please do not hesitate to contact me directly at 609-896-4571.

May 29, 2009

Respectfully Submitted,

FOX ROTHSCHILD LLP

By:  /s/  Vincent A. Vietti
       Vincent A. Vietti

cc:  Bohn H. Crain, Chief Executive Officer
       Radiant Logistics, Inc.

Exhibit A

May 29, 2009

Linda Cvrkel, Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

Re:	Radiant Logistics, Inc.
Form 10-K for fiscal year ended June 30, 2008
Filed September 29, 2008
Form 10-Q for fiscal quarter ended December 31, 2008
Filed February 13, 2009
File No. 000-50283

Dear Ms. Cvrkel:

Pursuant to the Staff’s Comment Letter to Radiant Logistics, Inc. dated April 9, 2008, the Company has provided responses to Staff’s questions, and hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Radiant Logistics, Inc.

By: /s/ Bohn H. Crain
Bohn H. Crain
Chief Executive Officer